Bausch & Lomb Incorporated

One Bausch & Lomb Place

Rochester, New York 14604

December 6, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Attn.	Mr. Eduardo Aleman
Ms. Celeste M. Murphy

Re:	Bausch & Lomb Incorporated.
Registration Statement on Form S-4 (Registration No. 333-120483)
Related filing: Schedule TO-I (File No. 005-20467)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the  Securities Act of 1933, as amended, Bausch & Lomb Incorporated hereby requests acceleration of the effectiveness of the above-captioned Registration Statement to become effective on Thursday, December 9, 2003 at 9:00 a.m., or as soon as practicable thereafter.

In connection with this request for acceleration and as requested in the comment letter from the staff, dated November 24, 2004, the company acknowledges that:

- if the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declares the filing of the Registration Statement on Form S-4 (No. 333-120483) effective, such action does not preclude the Commission from taking any action with respect to the filing;

- the action by the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 6, 2004

Please call me or our counsel, Deborah McLean Quinn at Nixon Peabody LLP, 585-263-1307 with any questions or comments.

Very truly yours,

BAUSCH & LOMB INCORPORATED
/s/ Efrain Rivera

By: Efrain Rivera
Vice President and Treasurer